

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 261030

Our date
2009-03-23

Our reference

Your date

Your reference

3628



09045744

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

SUPPL

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Annual General Meeting of Sandvik AB, March 2009, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

4/2

CUSIP number 800 212 201


SANDVIK

Press Release

Annual General Meeting of Sandvik AB

Shareholders in Sandvik Aktiebolag are convened to the Annual General Meeting to be held on Tuesday, 28 April 2009, at 5:00 p.m. at Jernvallen, Sandviken, Sweden.

RIGHT TO PARTICIPATE AND NOTIFICATION

Shareholders who wish to participate in the Meeting must be recorded in the share register maintained by Euroclear Sweden AB (formerly VPC AB) as of Wednesday, 22 April 2009 and notify Sandvik AB of their intention to participate in the Meeting not later than Wednesday, 22 April 2009.

Notification of participation in the Meeting shall be made to Sandvik AB, Legal Affairs, SE-811 81, Sandviken, Sweden, by telephone, +46 (0)26-26 09 40 weekdays 9:00 a.m.-12:00 noon and 1:00 p.m.- 4:00 p.m., by telefax, +46 (0)26-26 10 86, or via the Internet on the Company's website www.sandvik.com. Shareholders whose shares are registered in the name of a trustee must temporarily have re-registered the shares in their own name at Euroclear Sweden AB on Wednesday, 22 April 2009 to be entitled to participate in the Meeting. Please note that this procedure also applies to shareholders who utilize bank shareholder deposit accounts and/or trade via the Internet.

Please provide name, personal registration or corporate registration number, address and telephone number and information regarding any assistants when providing notification. If participation is by proxy, the proxy should be forwarded prior to the Annual General Meeting. Proxy forms will be available at the Company's website www.sandvik.com.

AGENDA

1. Opening of the Meeting.
2. Election of Chairman of the Meeting.
3. Preparation and approval of the voting list.
4. Election of one or two persons to countersign the minutes.
5. Approval of the agenda.
6. Examination of whether the Meeting has been duly convened.
7. Presentation of the Annual Report, Auditor's Report and the Group Accounts and Auditor's report for the Group.
8. Speech by the President.
9. Resolution in respect of adoption of the Profit and Loss Account, Balance Sheet, Consolidated Profit and Loss Account and Consolidated Balance Sheet.
10. Resolution in respect of discharge from liability of the Board members and the President for the period to which the accounts relate.
11. Resolution in respect of allocation of the Company's profit in accordance with the adopted Balance Sheet and resolution on record day.
12. Determination of the number of Board members and Deputy members. In conjunction with this, the work of the Nomination Committee will be presented.
13. Determination of fees to the Board of Directors and Auditor.
14. Election of the Board of Directors and Chairman of the Board of Directors.
15. Resolution on the Nomination Committee, etc. for the Annual General Meeting 2010.
16. Resolution on guidelines for remuneration to Chief Executives.
17. Closing of the Meeting.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB			
Group Communications	Reg.No 556000-3468		
SE-811 81 SANDVIKEN	VAT No. SE663000060901		
SWEDEN	www.sandvik.com	+46 26 26 10 26	+46 26 26 10 43

PROPOSALS FOR RESOLUTIONS

Item 11 – Dividend and record day

The Board of Directors proposes a dividend of SEK 3.15 per share. Monday, 4 May 2009 is proposed as the record day. If the Meeting approves this proposal, it is estimated that the dividend payments will be distributed by Euroclear Sweden AB on Thursday, 7 May 2009.

The Nomination Committee's proposals

The Nomination Committee is comprised of Carl-Olof By, Industrivärden, Chairman, Håkan Sandberg, Handelsbankens Pensionsstiftelse och Pensionskassa, Staffan Grefbäck, Alecta Pensionsförsäkring, Marianne Nilsson, Swedbank Robur Fonder and Sandvik's Chairman of the Board of Directors Clas Åke Hedström.

The Nomination Committee proposes the following:

Item 2 - Attorney Sven Unger as Chairman of the Meeting.

Item 12 - Eight Board members and no deputies.

Item 13 - Unchanged fees to the Board of Directors and Auditor:

• Board member not employed by the Company	SEK 450,000
• Chairman of the Board of Directors	SEK 1,350,000
• Deputy Chairman	SEK 900,000
• Board member elected by the General Meeting who is a member of the Audit Committee	SEK 125,000
• Chairman of the Audit Committee	SEK 150,000
• Board member elected by the General Meeting who is a member of the Remuneration Committee	SEK 75,000
• Chairman of the Remuneration Committee	SEK 100,000
• Fees to Auditor	as invoiced

Item 14 - Re-election of Board members Georg Ehrnrooth, Fredrik Lundberg, Egil Myklebust, Hanne de Mora, Anders Nyrén, Lars Pettersson, Simon Thompson and Clas Åke Hedström. Clas Åke Hedström is proposed as Chairman of the Board of Directors (re-election).

Item 15 - The Company is to have a Nomination Committee comprised of one representative from each of the four largest shareholders in terms of votes and the Chairman of the Board of Directors (who is to be the convening authority). The Nomination Committee has, in addition, the possibility to call in one co-opted member to the Nomination Committee from the Board members if required. At the formation of the Nomination Committee, the shareholding in the Company, based on information from Euroclear Sweden AB on the last banking day of August 2009, is to determine the largest shareholders in terms of votes. The composition of the Nomination Committee is to be announced as soon as it is appointed. The Chairman of the Nomination Committee is to be the member representing the largest shareholder in terms of votes. The mandate period of the Nomination Committee is until the composition of the next Nomination Committee is completed.

The Nomination Committee is to prepare proposals for the Chairman of the Meeting, the number of Board members, remuneration to each of the Board members and Auditor, the composition of the Board of Directors and Chairman of the Board of Directors, and also regarding the appointment of a Nomination Committee for the Annual General Meeting 2011 and its assignment.

In the event that a member leaves the Nomination Committee prior to the work of the Committee being completed, a representative from the same shareholder may replace the leaving member, if deemed necessary by the Nomination Committee.

In the event that a shareholder represented in the Nomination Committee significantly has reduced its holding of shares in the Company, the member may resign and, if deemed appropriate by the

Nomination Committee, a representative from the shareholder next in line in terms of size may be provided an opportunity to enter. If the shareholding in the Company is otherwise significantly changed before the Nomination Committee's work is completed, a change in the composition of the Nomination Committee may take place, to the extent that the Nomination Committee deems appropriate.

The Company is to be able to pay reasonable costs connected to the work of the Nomination Committee. The Committee is not to receive any fees.

Item 16 - The Board of Directors' proposal for resolution on guidelines for remuneration to Chief Executives

The Board of Directors proposes that the Annual General Meeting resolve to adopt the following guidelines for remuneration to Chief Executives.

The Board of Directors' proposal for a resolution on guidelines for remuneration to Chief Executives is formulated to ensure that the Sandvik Group from a global perspective can offer market level and competitive remuneration that attracts and retains qualified employees in Sandvik's Group Executive Management.

The remuneration to Group Executive Management comprises fixed salary, annual variable salary and long-term variable salary. The parts are intended to create a well-balanced remuneration and benefits program that reflects the individual's performance, responsibility and the Group's earnings trend.

The fixed salary, which is individual and differentiated based on the individual's responsibility and performance, is determined based on market principles and is revised annually.

Receipt of annual variable salary is conditional upon fulfilment of goals determined annually. The goals are related to the Company's earnings and to measurable goals within the individual's area of responsibility. The maximum payment of annual variable salary for Group Executive Management is 50-75% of the annual fixed salary.

The long-term variable salary is conditional upon fulfilment of measurable goals, determined by the Board, pertaining to certain key figures that create shareholder value linked to the Company's growth, profitability and capital efficiency during a three-year period. The maximum payment of long-term variable salary for Group Executive Management is 45-50% of the annual fixed salary.

Group Executive Management's other benefits shall be comparable to what is considered reasonable in relation to generally accepted market practice. The benefits comprise pension, car, housing, healthcare insurance and severance pay.

The pension benefits for Group Executive Management are based on fixed salary or the gross salary paid in cash and shall be defined-contribution or defined-benefit. Normally, the retirement age is 62. The President has a retirement age of 60.

Severance payments are made, normally, on notice of termination by Sandvik. Any other earned income is deducted from severance pay, which is between 12 to 18 months' salary for persons under age 55 and between 18 to 24 months for persons over 55. No severance payment is made when the employee gives notice of termination.

The Board is to be entitled to deviate from the guidelines resolved on by the Annual General Meeting, if there is a particular reason for this in the individual case.

The sphere of senior executives covered by the proposal is the President and other members of the Group Executive Management.

DOCUMENTATION

The Annual report and Auditor's report and the complete proposals for resolutions according to Items 11-16 are available at Sandvik AB and on the Company's website, www.sandvik.com, no later than 2 April 2009. The documentation will be sent without charge to the shareholders at request.

SHARES AND VOTES

The total number of shares and votes in the Company is 1,186,287,175 shares and 1,186,287,175 votes.

PROGRAMME FOR SHAREHOLDERS

Registration for the General Meeting will commence at 3:30 p.m. A distribution of grants to pupils from the school Göranssonska Skolan and of the Haglund medal will take place from 4:15 p.m. Coffee will be served at 3:30-4:45 p.m.

Sandviken in March 2009
SANDVIK AKTIEBOLAG (publ)
The Board of Directors